Exhibit 99.1

MEDIA RELEASE
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Besra announces results of voting at Annual and Special Meeting

Toronto, Canada, 19 November 2013: Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (Frankfurt: OP6) today announced that at the annual and special meeting of shareholders of the Company, all four director’s nominees that were standing for election were elected as directors of the Company as follows:

Name	Votes “ For” (%)	Votes “ Withheld” (%)
David Seton	22,520,085 (80.00%)	5,627,582 (20.00%)
Kevin Tomlinson	27,781,510 (98.71%)	363,379 (1.29%)
Jon Morda	27,795,487 (98.76%)	349,402 (1.24%)
Les Robinson	26,541,010 (94.30%)	1,603,879 (5.70%)

All other matters considered by Shareholders at the meeting were also approved, the details of which are contained in the Report of Voting Results regarding the meeting filed by the Company on SEDAR at www.sedar.com.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and
Capcapo, in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015.

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com